FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2003

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For the month of May 9 , 2003

     Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F [✓]     Form  40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]     No [✓]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2003

MITSUI & CO., LTD.

By:	/S/ Tasuku Kondo

Name: Tasuku Kondo Title: Executive Director Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2003
Statements of Consolidated Income
Consolidated Balance Sheets
Statements of Consolidated Shareholders’ Equity
Statements of Consolidated Cash Flows
Basis of Financial Statements and Summary of Significant Accounting Policies
Net Income per Share
Operating Segment Information
Marketable Securities
Retirement Benefits

Consolidated Financial Results for the Year Ended March 31, 2003
(Accounting Principles Generally Accepted in the United States of America)

Mitsui & Co., Ltd. and subsidiaries
(Web Site http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts Yuji Takagi, General Manager, Corporate Communications Division TEL (03) 3285-7533

1.	Consolidated financial results for the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

(1)	Consolidated operating results information

			Income from continuing operations
	Total trading		before income taxes, minority interests
	transactions		and equity in earnings

	Millions of Yen	%	Millions of Yen	%

Year ended March 31, 2003	13,236,683	4.8	62,409	(1.8)
Year ended March 31, 2002	12,634,686	(3.0)	63,573	(22.8)

						Income from	Income from
						continuing	continuing
						operations before	operations before
						income taxes,	income taxes,
						minority interests	minority interests
				Net income		and equity in	and equity in
			Net income per	per share,	Return on	earnings to total	earnings to total
	Net income		share, basic	diluted	equity	assets ratio	trading transaction ratio

	Millions of Yen	%	Yen	Yen	%	%	%
Year ended March 31, 2003	31,138	(43.8)	19.68	18.69	3.5	0.9	0.5
Year ended March 31, 2002	55,371	7.3	34.97	32.85	6.3	1.0	0.5

Notes:

1.	Equity in earnings of associated companies — net for the fiscal years ended March 31, 2003 and 2002 were ¥13,405 million and ¥23,783 million, respectively.

2.	Average number of outstanding shares during the years ended March 31, 2003 and 2002 were 1,582,278,485 and 1,583,427,407, respectively.

3.	Change in accounting principles applied: No

4.	Percentage figures for Total trading transactions, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income represent changes from the previous year.

5.	Parentheses represent negative figures or decreases.

6.	Effective April 1, 2002, Mitsui & Co., Ltd. and subsidiaries (the “companies”) adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The above-mentioned figures for the fiscal year ended March 31, 2002 have been reclassified to conform to the current year presentation of the statement of consolidated income.

7.	Total trading transactions represents gross transaction volume for Revenue — gross trading profit reported in the Statements of Consolidated Income, and is a financial measure commonly used by similar Japanese trading companies. It is a voluntary disclosure as permitted by the Emerging Issues Task Force, Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

(2)	Consolidated financial position information

		Total Shareholders'	Shareholders'	Shareholders'
	Total assets	equity	equity ratio	equity per share

	Millions of Yen	Millions of Yen	%	Yen

March 31, 2003	6,540,520	862,147	13.2	545.19
March 31, 2002	6,668,366	914,970	13.7	577.93

Note: Number of outstanding shares at March 31, 2003 and 2002 were 1,581,376,992 and 1,583,179,977, respectively.

(3)	Consolidated cash flows information

	Net cash provided		Net cash provided by	Cash and cash
	by operating	Net cash used in	(used in) financing	equivalents at end
	activities	investing activities	activities	of year

	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen

Year ended March 31, 2003	52,148	(13,244)	17,824	660,216
Year ended March 31, 2002	133,712	(108,212)	(126,076)	607,987

2.	Forecast of consolidated operating results for the fiscal year ending March 31, 2004 (fiscal year from April 1, 2003 to March 31, 2004)

	Total trading
	transactions	Net income

	Millions of Yen	Millions of Yen

Six-month period ending September 30, 2003	5,800,000	25,000
Fiscal year ending March 31, 2004	12,200,000	65,000

Note: Forecasted basic net income per share for the fiscal year ending March 31, 2004:    Yen 41.10

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Statements of Consolidated Income

(Millions of Yen)

			Comparison with previous period

			Increase/(Decrease)
	Year ended	Year ended
	March 31, 2003	March 31, 2002	Amount	%

Revenue — Gross Trading Profit	¥569,802	¥546,549	¥23,253	4.3
Total Trading Transactions:
2003 ¥13,236,683 million
2002 ¥12,634,686 million
Expenses and Other:
Selling, general and administrative	457,803	446,013	11,790
Provision for doubtful receivables	14,293	21,191	(6,898)
Interest expense, net of interest income	2,868	12,876	(10,008)
Dividend income	(16,267)	(18,192)	1,925
Gain on sales of securities — net	(11,026)	(31,308)	20,282
Gain on securities contributed to an employee retirement benefit trust	(15,831)	(29,242)	13,411
Loss on the write-down of securities	37,921	43,605	(5,684)
Loss on disposal or sale of property and equipment — net	1,765	2,577	(812)
Impairment loss of long-lived assets	24,558	24,732	(174)
Other expense — net	11,309	10,724	585
Total	507,393	482,976	24,417
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	62,409	63,573	(1,164)	(1.8)
Income Taxes
Current	39,208	32,545	6,663
Deferred	(1,373)	(1,010)	(363)
Total income taxes	37,835	31,535	6,300
Income from Continuing Operations before Minority Interests and Equity in Earnings	24,574	32,038	(7,464)	(23.3)
Minority Interests in (Earnings) Losses of Subsidiaries	(4,365)	3,070	(7,435)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	13,405	23,783	(10,378)
Income from Continuing Operations	33,614	58,891	(25,277)	(42.9)
Loss from Discontinued Operations — Net (After Income Tax Effect)	(2,476)	(3,520)	1,044
Net Income	¥31,138	¥55,371	¥(24,233)	(43.8)

Consolidated Balance Sheets

(Millions of Yen)

Assets

	March 31,	March 31,	Increase/
	2003	2002	(Decrease)

Current Assets:
Cash and cash equivalents	¥660,216	¥607,987	¥52,229
Time deposits	37,702	78,211	(40,509)
Marketable securities	99,084	102,664	(3,580)
Trade receivables:
Notes and loans, less unearned interest	467,820	532,708	(64,888)
Accounts	1,589,379	1,560,041	29,338
Associated companies	195,411	152,537	42,874
Allowance for doubtful receivables	(21,236)	(20,625)	(611)
Inventories	488,672	485,147	3,525
Advance payments to suppliers	57,090	66,785	(9,695)
Deferred tax assets — current	35,819	31,120	4,699
Other current assets	221,787	187,182	34,605
Total current assets	3,831,744	3,783,757	47,987
Investments and Non-current Receivables:
Investments in and advances to associated companies	584,511	459,797	124,714
Other investments	525,063	741,934	(216,871)
Non-current receivables less unearned interest income	674,681	805,243	(130,562)
Allowance for doubtful receivables	(139,793)	(139,478)	(315)
Property leased to others — at cost less accumulated depreciation	240,304	270,274	(29,970)
Total investments and non-current receivables	1,884,766	2,137,770	(253,004)
Property and Equipment — at Cost:
Land, land improvements and timberlands	232,469	230,577	1,892
Buildings, including leasehold improvements	347,408	334,445	12,963
Equipment and fixtures	342,012	330,426	11,586
Vessels	19,970	19,075	895
Projects in progress	20,801	35,791	(14,990)
Total	962,660	950,314	12,346
Accumulated depreciation	(391,733)	(364,873)	(26,860)
Net property and equipment	570,927	585,441	(14,514)
Intangible Assets, less Accumulated Amortization	71,179	45,155	26,024
Deferred Tax Assets — Non-current	53,527	24,668	28,859
Other Assets	128,377	91,575	36,802

Total	¥6,540,520	¥6,668,366	¥(127,846)

(Millions of Yen)

Liabilities and Shareholders’ Equity

	March 31,	March 31,	Increase/
	2003	2002	(Decrease)

Current Liabilities:
Short-term loans	¥612,645	¥567,413	¥45,232
Current maturities of long-term debt	495,299	454,787	40,512
Trade payables
Notes and acceptances	124,276	179,129	(54,853)
Accounts	1,417,472	1,407,512	9,960
Associated companies	77,033	68,926	8,107
Accrued expenses:
Income taxes	23,076	18,588	4,488
Interest	23,633	27,004	(3,371)
Other	39,681	41,735	(2,054)
Advances from customers	73,155	79,387	(6,232)
Other current liabilities	139,060	142,195	(3,135)
Total current liabilities	3,025,330	2,986,676	38,654
Long-term Debt, less Current Maturities	2,500,470	2,619,867	(119,397)
Accrued Pension Costs and Liability for Severance Indemnities	53,148	41,561	11,587
Deferred Tax Liabilities — Non-current	31,459	47,093	(15,634)
Minority Interests	67,966	58,199	9,767
Shareholders’ Equity:
Common stock	192,487	192,487	—
Capital surplus	287,756	287,756	—
Retained earnings:
Appropriated for legal reserve	36,382	35,873	509
Unappropriated	494,038	476,074	17,964
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	3,405	44,246	(40,841)
Foreign currency translation adjustments	(141,053)	(118,669)	(22,384)
Minimum pension liability adjustment	(6,731)	(373)	(6,358)
Net unrealized gains and losses on derivatives	(2,759)	(2,122)	(637)
Total accumulated other comprehensive loss	(147,138)	(76,918)	(70,220)
Treasury stock, at cost	(1,378)	(302)	(1,076)
Total shareholders’ equity	862,147	914,970	(52,823)

Total	¥6,540,520	¥6,668,366	¥(127,846)

Statements of Consolidated Shareholders’ Equity

(Millions of Yen)

	Year ended March 31, 2003	Year ended March 31, 2002

Common Stock:
Balance at beginning of year	¥192,487	¥192,487

Balance at end of year	¥192,487	¥192,487

Capital Surplus:
Balance at beginning of year	¥287,756	¥287,756

Balance at end of year	¥287,756	¥287,756

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥35,873	¥34,341
Transfer from unappropriated retained earnings	509	1,532

Balance at end of year	¥36,382	¥35,873

Unappropriated:
Balance at beginning of year	¥476,074	¥437,548
Net income	31,138	55,371
Cash dividends paid (annual rate per share: 2003 ¥8.0; 2002 ¥8.0)	(12,665)	(12,669)
Transfer to retained earnings appropriated for legal reserve	(509)	(1,532)
Effect of change in fiscal year-end of certain subsidiaries	—	(2,644)

Balance at end of year	¥494,038	¥476,074

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	¥(76,918)	¥(117,705)
Unrealized holding gains and losses on available-for-sale securities	(40,841)	(51,384)
Foreign currency translation adjustments	(22,384)	69,057
Minimum pension liability adjustment	(6,358)	24,514
Net unrealized gains and losses on derivatives	(637)	(2,950)
Effect of change in fiscal year-end of certain subsidiaries	—	1,550

Balance at end of year	¥(147,138)	¥(76,918)

Treasury stock, at cost
Balance at beginning of year	¥(302)	¥—
Purchase of treasury stock	(1,076)	(302)

Balance at end of year	¥(1,378)	¥(302)

Note: Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders’ approval.

(Millions of Yen)

	Year ended March 31,	Year ended March 31,
	2003	2002

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥31,138	¥55,371

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(40,841)	(51,384)
Foreign currency translation adjustments	(22,384)	69,057
Minimum pension liability adjustment	(6,358)	24,514
Net unrealized gains and losses on derivatives	(637)	(2,950)

Changes in equity from nonowner sources	¥(39,082)	¥94,608

Note:	Changes in equity from nonowner sources (“comprehensive income (loss)”) for the fiscal year ended March 31, 2002, including the effect of a change in fiscal year-end of certain subsidiaries, was ¥93,514 million. The difference between the amount and comprehensive income stated in the above table consisted of a charge to retained earnings of ¥2,644 million and a credit to accumulated other comprehensive income of ¥1,550 million to record the effect of a change in fiscal year-end of certain subsidiaries.

Statements of Consolidated Cash Flows

(Millions of Yen)

	Year ended	Year ended
	March 31, 2003	March 31, 2002

Operating Activities:
Net income	¥31,138	¥55,371
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations — net (after income tax effect)	2,476	3,520
Depreciation and amortization	58,547	56,974
Provision for doubtful receivables	14,293	21,191
Equity in earnings of associated companies, less dividends received	(368)	(14,193)
Deferred income taxes	(1,373)	(1,010)
Gain on sales of securities — net	(11,026)	(31,308)
Gain on securities contributed to an employee retirement benefit trust	(15,831)	(29,242)
Loss on the write-down of securities	37,921	43,605
Loss on disposal or sale of property and equipment — net	1,765	2,577
Impairment loss of long-lived assets	24,558	24,732
(Increase) decrease in trade receivables	(42,115)	148,412
(Increase) decrease in inventories	(27,512)	32,586
Decrease in trade payables	(12,703)	(166,813)
Net change in accrued pension costs and liability for severance indemnities	(9,660)	(1,725)
Other — net	2,038	(10,965)

Net cash provided by operating activities	52,148	133,712

Investing Activities:
Net decrease (increase) in time deposits	40,220	(17,102)
Investments in and advances to associated companies	(63,769)	(38,008)
Collection of advances to associated companies	10,111	25,377
Acquisition of other investments	(298,515)	(164,684)
Proceeds from sale of other investments	331,463	103,260
Increase in long-term loan receivables	(56,169)	(40,424)
Collection of long-term loan receivables	84,445	61,472
Additions to property leased to others and property and equipment	(123,216)	(89,060)
Proceeds from sale of property leased to others and property and equipment	62,186	50,957

Net cash used in investing activities	(13,244)	(108,212)

Financing Activities:
Net increase(decrease) in short-term borrowings	54,972	(89,672)
Proceeds from long-term debt	587,753	404,629
Repayment of long-term debt	(611,150)	(428,227)
Acquisition of treasury stock	(1,086)	(137)
Payment of cash dividends	(12,665)	(12,669)

Net cash provided by (used in) financing activities	17,824	(126,076)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4,499)	9,433

Effect of Change in Fiscal Year-End of Certain Subsidiaries	—	(6,201)

Net Increase (Decrease) in Cash and Cash Equivalents	52,229	(97,344)
Cash and Cash Equivalents at Beginning of Year	607,987	705,331

Cash and Cash Equivalents at End of Year	¥660,216	¥607,987

Effective April 1, 2002, the companies adopted SFAS No.144. The above-mentioned figures for the fiscal year ended March 31, 2002 have been reclassified to conform to the current year presentation.

Supplemental Information:

(Millions of Yen)

	Year ended	Year ended
	March 31, 2003	March 31, 2002

Cash paid during the year for:
Interest	¥55,211	¥79,614
Income taxes	31,002	59,017
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees (EITF 91-5):
Fair market value of shares received	7,110	35,874
Cost of shares surrendered	2,635	18,649

Acquisition of investment by business split-off:
Transferred assets	—	43,450
Transferred liabilities	—	39,365
Acquired investments	—	4,085
Contribution of securities to an employee retirement benefit trust	¥27,343	¥45,770

Basis of Financial Statements and Summary of
Significant Accounting Policies

I. Basis of Financial Statements

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”). The presentation of certain prior year information has been reclassified to conform to the current year presentation.

II. Summary of Significant Accounting Policies

(1)  Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2)  Marketable securities and investments

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115.

Trading securities are carried at fair value and unrealized holding gains and losses are included in net income.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premium and discount amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in the Shareholders’ Equity after income tax effects.

(3)  Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property.

(4)  Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods.

(5)  Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on delivatives” in the Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6)  Business combinations and intangible assets

On April 1, 2002, the companies fully adopted SFAS No. 141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangibles Assets.” All business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are not amortized but instead tested for impairment annually or more frequently if impairment indicators arise. The cumulative effect of a change in accounting principle on the write-off of any unamortized deferred credit related to an excess of fair value of acquired net assets over cost arising from business combinations for which the acquisition date was before July, 1, 2001 and investments accounted for by the equity method acquired before July 1, 2001 was immaterial. The companies completed the transitional impairment test for goodwill and indefinite-lived intangible assets at April 1, 2002 and determined that the fair value of these assets was in excess of the carrying amount.

(7)  Discontinued operations

On April 1, 2002, the companies adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The companies report the results of the discontinued operations (including gain or loss related to subsidiaries that either have been disposed of or are classified as held for sale), less applicable income taxes (benefit), as a separate line item in the Statements of Consolidated Income under “Loss from Discontinued Operations — Net (After Income Tax Effect).” The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows in the previous year have been reclassified to conform to the current period presentation.

Net Income per Share

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2003 and 2002:

Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

	Net income	Shares
	(numerator)	(denominator)	Per share amount

	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	31,138	1,582,278	19.68
Effect of Dilutive Securities:
1.5% convertible bonds redeemed on March 31, 2003	189	19,266
1.05% convertible bonds due 2009	581	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	31,908	1,706,863	18.69

Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

	Net income	Shares
	(numerator)	(denominator)	Per share amount

	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	55,371	1,583,427	34.97
Effect of Dilutive Securities:
1.5% convertible bonds due 2003	150	19,266
1.05% convertible bonds due 2009	581	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	56,102	1,708,012	32.85

Operating Segment Information

Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
(Millions of Yen)

		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products	Branches
	& Minerals	Information	Chemical	Energy	& Services	and Offices

Total Trading Transactions:
External customers	1,612,401	2,294,414	1,099,142	2,837,166	2,077,329	1,547,002
Intersegment	265,050	162,294	322,658	68,397	127,811	237,165

Total	1,877,451	2,456,708	1,421,800	2,905,563	2,205,140	1,784,167

Revenue — Gross Trading Profit	70,674	117,987	60,871	53,027	105,947	41,405

Operating Income (Loss)	25,722	10,607	16,248	25,541	19,897	6,760

Net Income (Loss)	14,944	(4,916)	(5,850)	22,605	3,983	6,994

Total Assets at March 31, 2003	887,517	1,250,695	484,628	572,660	803,842	488,026

			Other	Corporate and	Consolidated
	Americas	Europe	Overseas Areas	Eliminations	Total

Total Trading Transactions:
External customers	786,707	355,061	577,425	50,036	13,236,683
Intersegment	485,566	224,247	729,116	(2,622,304)	—

Total	1,272,273	579,308	1,306,541	(2,572,268)	13,236,683

Revenue — Gross Trading Profit	44,584	22,470	23,503	29,334	569,802

Operating Income (Loss)	9,485	4,163	(1,931)	(18,786)	97,706

Net Income (Loss)	3,291	2,845	6,193	(18,951)	31,138

Total Assets at March 31, 2003	412,659	218,304	208,318	1,213,871	6,540,520

Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
(Millions of Yen)

		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products	Branches
	& Minerals	Information	Chemical	Energy	& Services	and Offices

Total Trading Transactions:
External customers	1,501,933	2,335,049	1,019,745	2,367,078	2,034,648	1,633,061
Intersegment	282,948	170,725	292,098	87,215	139,398	272,492

Total	1,784,881	2,505,774	1,311,843	2,454,293	2,174,046	1,905,553

Revenue — Gross Trading Profit	67,397	112,425	53,476	48,061	108,610	47,553

Operating Income (Loss)	19,847	10,027	8,185	16,661	5,082	8,873

Net Income (Loss)	9,449	13,377	(4,893)	22,152	2,756	6,773

Total Assets at March 31, 2002	935,835	1,419,375	511,248	459,226	863,005	538,853

			Other	Corporate and	Consolidated
	Americas	Europe	Overseas Areas	Eliminations	Total

Total Trading Transactions:
External customers	691,271	414,857	590,622	46,422	12,634,686
Intersegment	492,620	179,837	798,560	(2,715,893)	—

Total	1,183,891	594,694	1,389,182	(2,669,471)	12,634,686

Revenue — Gross Trading Profit	45,096	20,623	21,929	21,379	546,549

Operating Income (Loss)	11,750	4,484	(4,700)	(864)	79,345

Net Income (Loss)	6,461	3,911	5,271	(9,886)	55,371

Total Assets at March 31, 2002	400,387	232,656	241,271	1,066,510	6,668,366

Notes: 1.	From the fiscal year beginning April 1, 2002, “Electronics & Information” is combined with “Machinery,” and “Transportation Logistics,” which was included in “Consumer Products & Services” before, is included in “Corporate and Eliminations.”

The operating segment information for the fiscal year ended March 31, 2002 has been restated to conform to the presentation for the fiscal year ended March 31, 2003.

“Electronics & Information” included in “Machinery, Electronics & Information” for the fiscal year ended March 31, 2003 is as follows:

Total Trading Transactions	437,884
Revenue-Gross Trading Profit	46,552
Operating Income	3,506
Net Loss	(3,130)
Total Assets	230,164

2.	Effective April 1, 2002, the companies adopted SFAS No.144. The figures of “Consolidated Total” for the fiscal year ended March 31, 2002 have been reclassified to conform to the current year presentation. The reclassifications to “Loss from Discontinued Operations — Net (After Income Tax Effect)” are included in “Corporate and Eliminations.”

3.	Net loss of “Corporate and Eliminations” for the fiscal year ended March 31, 2003 includes, a) a charge of ¥7,485 million for an early retirement support program, b) ¥5,814million in losses on the write-down of marketable securities, c) ¥3,142 million in losses on sale of marketable securities (all amounts are after income tax effects). Net loss of “Corporate and Eliminations” for the fiscal year ended March 31, 2002 includes, a) ¥16,200 million in losses on the write-down of marketable securities, b) ¥10,084 million in impairment losses of long-lived assets, c) a gain of ¥9,375million from a nonmonetary exchange of shares in connection with a business combination of certain financial institutions, and d) a gain of ¥8,895 million from contribution of securities to an employee retirement benefit trust (all amounts are after income tax effects).

4.	Total assets of “Corporate and Eliminations” at March 31, 2003 and 2002 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained for corporate finance activities and similar assets of certain subsidiaries operating with corporate departments.

5.	Transfers between operating segments are made at cost plus a markup.

6.	Operating Income (Loss) reflects the companies’ a) Revenue — Gross Trading Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

Marketable Securities

Debt and Equity Securities

At March 31, 2003 and 2002, the aggregate cost, fair value and unrealized holding gains — net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains — net on held-to-maturity debt securities were as follows:

March 31, 2003:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains — net

Available-for-sale:
Marketable equity securities	140,475	156,146	15,671
Foreign debentures, commercial paper and other debt securities	130,091	130,175	84

			Unrealized Holding
	Amortized Cost	Fair Value	Gains — net

Held-to-maturity debt securities, consisting principally of foreign debentures	16,793	16,804	11

March 31, 2002:

(Millions of Yen)

			Unrealized Holding
	Aggregate Cost	Fair Value	Gains — net

Available-for-sale:
Marketable equity securities	177,835	266,079	88,244
Foreign debentures, commercial paper and other debt securities	155,639	156,339	700

			Unrealized Holding
	Amortized Cost	Fair Value	Gains — net

Held-to-maturity debt securities, consisting principally of foreign debentures	23,356	23,381	25

Retirement Benefits

1. Summary of Pension and Other Severance Indemnities Plan

The Company had a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, “TQPP”) and participates in a contributory defined benefit Japanese government welfare pension program for its employees (the Employees’ Pension Fund, “EPF”) covering substantially all of its employees other than directors. Effective April 1, 1997, the Company merged TQPP into EPF. TQPP remained only for the retired employees with vested benefits as of March 31, 1997.

EPF is composed of a substitutional portion of Japanese Pension Insurance and a corporate portion of a contributory defined benefit plan. For the former, the benefits are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation, and, for the latter, the benefits are based on the length of service.

EPF was approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 01, 2002. In January 2003, the Emerging Issues Task Force reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of EPF. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from a plan upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The related gain or loss on the transfer of the substitutional portion is expected to be recorded during the year ending March 31, 2004 based on completion of the entire process.

The Company has unfunded severance indemnities plans accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

Certain subsidiaries participate in other pension plans and/or have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement or earlier termination of employment and the length of services.

2.	Retirement Benefit Costs and Retirement Benefit Obligation Recognized in the Consolidated Balance Sheets

(1)	Pension and severance indemnities costs

Pension and severance indemnities costs under defined benefit plans of the companies for the year ended March 31, 2003 and 2002 were as follows:

(Millions of Yen)

Year ended March 31, 2003	Year ended March 31, 2002
(April 1, 2002 — March 31, 2003)	(April 1, 2001 — March 31, 2002)

21,639	24,172

(2)	Pension and severance indemnities obligation recognized in the Consolidated Balance Sheets

Pension and severance indemnities obligation of the companies recognized in the Consolidated Balance Sheets at March 31, 2003 and 2002 were as follows:

(Millions of Yen)

	March 31, 2003	March 31, 2002

Intangible assets	180	128
Other assets (prepaid pension costs)	119,727	80,410
Accrued pension costs and liability for severance indemnities	(53,148)	(41,561)
Accumulated other comprehensive loss (before income tax effect)	13,663	3,079

(3)	Actuarial Assumptions

	March 31, 2003	March 31, 2002

Discount rate	Primarily 2.25%	Primarily 3.00%
Expected long-term rate of return on plan assets	Primarily 3.50%	Primarily 3.50%